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PACIFIC
SCIENTIFIC                                                          NEWS RELEASE
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Contacts:
        Chuck Burgess or Joele Frank       620 Newport Center Drive, Suite 700
        Abernathy MacGregor Frank         Newport Beach, California 92660-8007
        (212) 371-5999                       (714) 720-1741 Fax (714) 720-1083


        PACIFIC SCIENTIFIC MAILS PROXY MATERIALS TO SHAREHOLDERS

        Shareholders Urged Not To Sign Or Return Any Proxy Cards Sent By Kollmorgen

NEWPORT BEACH, CA, January 16, 1998 - Pacific Scientific Company (NYSE:PSX) announced that it has filed definitive proxy materials with the Securities and Exchange Commission (SEC) in Washington, D.C. today with respect to its Special Meeting of Shareholders. Pacific Scientific's shareholders of record as of January 20, 1998 will be entitled to vote at the February 13 Special Meeting.

As previously announced, Kollmorgen Corporation (NYSE:KOL) is seeking to acquire Pacific Scientific in an unsolicited transaction. The Special Meeting has been called by Kollmorgen to remove existing members of Pacific Scientific's Board of Directors and to elect Kollmorgen's nominees to the Board, in an attempt to further Kollmorgen's proposed transaction. Kollmorgen has previously delivered to Pacific Scientific the consents of holders of Pacific Scientific common stock stated by Kollmorgen to be sufficient to call a Special Meeting of Pacific Scientific. Pacific Scientific has stated that it will review the consents to determine whether they are valid under applicable law. The Board of Directors of Pacific Scientific has unanimously determined that the Kollmorgen tender offer and merger are inadequate and not in the best interests of Pacific Scientific or its shareholders.

Lester Hill, Pacific Scientific's Chairman and Chief Executive Officer, said, "The Board of Directors of Pacific Scientific continues to believe that the Kollmorgen offer is not reflective of the value that has been created under the strategic plan being implemented by our new management team. We will not allow Pacific Scientific to be bought on the cheap. The fact that Pacific Scientific's stock is trading more than $3.00 above the tender offer price further underscores our investors' view of the inadequacy of the Kollmorgen bid. The Board and management are continuing to work with our financial advisor, BancAmerica Robertson Stephens, to explore various strategic and other alternatives to maximize shareholder value, which may include the sale of the Company or other extraordinary transaction involving the Company. The Board strongly believes that the interests of Pacific Scientific shareholders would be best served by continuing that effort and opposing Kollmorgen's efforts to acquire Pacific Scientific at an inadequate price."



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The Board of Directors of Pacific Scientific unanimously recommends and urges
Pacific Scientific shareholders to not sign or return any proxy card sent to you by Kollmorgen. If shareholders have previously signed and returned any such proxy card to Kollmorgen, they have every right to change their vote and revoke their proxy by sending a later dated BLUE proxy card to Pacific Scientific. The Pacific Scientific Board recommends that shareholders vote AGAINST Kollmorgen's proposals by returning the BLUE proxy card they will receive shortly to Pacific Scientific. Pacific Scientific will begin mailing its proxy materials today.

Pacific Scientific shareholders who have any questions or need any assistance in revoking their proxy from the Kollmorgen offer, or would like to receive a copy of the Pacific Scientific proxy materials, should contact MacKenzie Partners, Inc. at (800) 322-2885 Toll Free or at (212) 929-5500 Collect.

Pacific Scientific Company is an international business that designs, manufactures and markets motion control, process control and safety equipment.

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